SECURITIES AND EXCHANGE
              COMMISSION
                  Washington, D.C.  20549

                  Schedule 13G

      Under the Securities Exchange Act of 1934

                  (Amendment No. )

            Bone Care International Inc.
                  (Name of Issuer)

                     Common
           (Title of Class of Securities)

098072 10 1
                   (CUSIP Number)

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the
liabilities of that section of the Act
but
shall be subject to all other
provisions of the Act (however, see
the Notes).
           (Continued on following page(s))

CUSIP No. 098072 10 1
Schedule 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSONS

  Dresdner Bank AG  13-2722082

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*

(a)  [  ]                     (b)      [X]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

  Frankfurt, Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

5 SOLE VOTING POWER             0
6 SHARED VOTING POWER           0
7 SOLE DISPOSITIVE POWER        0
8 SHARED DISPOSITIVE POWER      0

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

  438,250

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

  10.1%

12
TYPE OF REPORTING PERSON*

  BK, HC

Item 1(a) Name of Issuer:

  Bone Care International, Inc.

Item 1(b) Address of Issuer's Principal Executive
  Offices: 313 W. Beltline Highway
  Madison, Wisconsin  53713

Item 2(a) Name of Person Filing:

  Dresdner Bank AG
Item 2(b) Address of Principal Business Office or, if none,
Residence:
  Jurgen-Ponto-Platz 1
  60301 Frankfurt, Germany

Item 2(c) Citizenship:

  German Bank

Item 2(d) Title of Class of Securities:

  Common

Item 2(e) CUSIP Number:

  098072 10 1

Item 3.  If this statement is filed pursuant to Rules 13d-
1(b),
or 13d-2(b), check whether the person filing is a:

  (g)  [X]  Parent Holding Company in accordance with Section

240.13d-1(b)(ii)(G) under the Securities Exchange Act of

1934. *See Exhibit A.

Item 4.  Ownership.

See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Page.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of
Another Person.

  Not Applicable.

Item 7.  Identification and Classification of
the Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company.

  See Exhibit A.

Item 8. Identification and Classification of Members of the
Group.

  Not Applicable.

Item 9. Notice of Dissolution of Group.

  Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best
of my knowledge and belief, the securities
referred to above were acquired in the ordinary
course of business and were not acquired for the
purpose of and do not have the effect of
changing or influencing the control of the
issuer of such securities and were not acquired
in connection with or as a participant in any
transaction having such purposes or effect.
Dr. Reinhard Pruesche
By /s/William L. Price
  William L. Price
  Attorney-in-Fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dresdner Bank AG

Dr. Reinhard Preusche              July 11,
  1996 General Assistant Manager

By /s/ William L. Price
   William L. Price
  Attorney-in-Fact

EXHIBIT A

Dresdner Bank AG ("Dresdner") is an
international Banking organization
headquartered in Frankfurt, Germany. RCM
Capital Management, L.L.C. ("RCM") is a wholly owned subsidiary of Dresdner. RCM is the successor to the business and operations of RCM
Capital Management, a California Limited
Partnership, which is an investment adviser registered under Section 203 of the Investment
Advisers Act of 1940.

Dresdner has filed this Schedule 13G pursuant to Rule 13d-1(b)(ii)(G) under the Securities
Exchange Act of 1934. Dresdner has beneficial ownership of the securities reported on this
Schedule 13G only to the extent that Dresdner may be deemed to have beneficial ownership of securities deemed to be beneficially owned by RCM.

Dresdner is responsible for the timely filing of Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning Dresdner contained therein.


DRESDNER BANK AG

Dr. Reinhard Pruesche                 July 11,
1996

By /s/ William L. Price
  William L. Price
  Attorney-in-Fact